SUBLICENSE AGREEMENT

This Sublicense Agreement (“AGREEMENT”) is entered into as of ________ by and between Fred Alger Management, LLC, a Delaware limited liability company with offices at 100 Pearl Street, 27th Floor, New York, NY 10004 (“Alger”), and The Alger ETF Trust (“Licensee”), on behalf of certain series of the Licensee identified on Exhibit A as it may be amended from time to time (“Products”).

WHEREAS, Alger, through licenses with index providers (each an “Index Provider”), has the right to sublicense the Indexes and Marks listed in Exhibit A, for use in connection with the Products; and

WHEREAS, Licensee desires to use the Indexes and Marks in connection with the distribution of Products and Alger is willing to grant Licensee a license for such use.

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, and for good and valuable consideration set forth in the Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. GRANT OF LICENSE. Alger grants Licensee a non-exclusive, non-transferrable right and license to use and refer to the Indexes and Marks in connection with the creation, issuance, trading and marketing of Products pursuant to the terms and conditions of this Agreement.

2. OWNERSHIP AND VALIDITY. Licensee acknowledges Index Providers’ ownership of the entire right, title and interest in and to the Indexes and Marks and Licensee’s use shall inure to the sole benefit of the applicable Index Provider.

3. REPRESENTATIONS AND WARRANTIES BY ALGER. Alger represents and warrants to Licensee that Alger has the right through agreements with Index Providers to sublicense the Indexes and the Marks to the Products under this Agreement, and that to its actual knowledge, each Product’s use of the Indexes and the Marks in accordance with this Agreement shall not infringe on the intellectual property rights of any third party.

4. QUALITY CONTROL. Alger shall have the right to monitor the quality of the Products offered by Licensee pursuant to this Agreement. Licensee agrees that the nature and quality of the Products using the Indexes and Marks shall meet the standards set by Alger or Index Provider. Licensee’s failure to conform to such quality controls may result in the termination of this Agreement.

Licensee shall include, unless a substitute is approved by Alger, in which case such substitute shall be included, the following notice in all marketing materials relating to the licensed Indexes and Marks, and agrees upon request to furnish a copy (copies) thereof to Alger:

The [specification of applicable Products] (the “Products”) has been developed solely by Alger. The Products are not in any way connected to or sponsored, endorsed, sold or promoted by the [Specification of applicable Index Provider] (the “Index Provider”).

All rights in the [Specification of applicable Index] Indexes (the “Indexes”) vest in the relevant Index Provider company which owns the Index. [Specification of trademarks used] are trademarks of the relevant Index Provider company and are used by any other Index Provider company under license.

The Indexes are calculated by or on behalf of the Index Provider, its affiliate, agent or partner. The Index Provider does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Indexes or (b) investment in or operation of the Product.

The Index Provider makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Indexes for the purpose to which it is being put by [Licensee].

5. TERM. This Agreement shall become effective upon signatures of both parties and remain in effect unless terminated by either party as provided herein.

6. TERMINATION. Licensee may terminate this Agreement upon sixty (60) days prior written notice. Alger may terminate this Agreement upon sixty (60) days prior written notice or immediately upon Licensee’s breach of this Agreement.

7. FEES. Licensee shall pay Alger a license fee for each financial product as set forth in Exhibit A. Alger may voluntarily or contractually waive any or all of the license fee. The fee shall be equal to or less than the license cost paid by Alger to the Index Provider. The fee shall be paid based on the schedule as set forth below:

Licensee shall calculate the fees payable to Alger under this Agreement on a calendar quarterly basis and remit to Alger the amount due within thirty (30) days following the close of each quarter, with a statement of account signed by a duly authorized officer. Each payment shall be accompanied by a full accounting of the basis for the calculation of the fee. Licensee shall keep accurate books and records of such account as are necessary to document all amounts due to Alger hereunder and Alger, or its authorized agent, shall have the right at its own expense and not more frequently than twice a year, to examine such books of account and records to verify the payment due hereunder, provided, however, if Alger determines that it has been underpaid by five percent (5%) or more with respect to the payments being audited, the cost of the audit shall be paid by Licensee. If such examination discloses an overpayment or underpayment of the amounts due hereunder, an adjusting payment shall be made within thirty (30) business days to correct such overpayment or underpayment. Such audit right shall continue for twelve (12) months following termination of this Agreement.

8. ENTIRE AGREEMENT. This Agreement sets forth the entire Agreement and the understanding between the parties. No modification or amendment of this Agreement shall be valid or binding unless made in writing and signed on behalf of the parties by their duly authorized officers or representatives.

9. EXECUTION. This Agreement may be executed simultaneously with any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10. GENERAL PROVISIONS.

(a) A party may not assign this Agreement and/or any of its rights and/or obligations hereunder, except to an affiliate or successor in interest, without the prior written consent of the other party, and any attempted assignment by a party requiring the consent of the other party which is made by the assigning party without the other party’s prior consent shall be null and void.

(b) No change in, addition to, or waiver of any of the provisions of this Agreement shall be binding upon either Party unless in writing signed by an authorized representative of such party. No waiver by either Party of any breach by the other party of any of the provisions of this Agreement shall be construed as a waiver of that or any other provision on any other occasion.

(c) This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without regard to its conflict of law provisions.

(d) In the event any one or more of the provisions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in effect and the Agreement shall be read as though the offending provision had not been written or as the provision shall be determined by such court to be read.

IN WITNESS WHEREOF, Alger and Licensee have caused this Agreement to be duly executed on their behalf in the manner legally binding upon them.

FRED ALGER MANAGEMENT, LLC

By:
Title:

THE ALGER ETF TRUST, on behalf of the Products listed on Exhibit A

By:
Title: